Exhibit 3.69
ARTICLES OF INCORPORATION
OF
GENERAL HEALTH CORPORATION
ARTICLE I

NAME:	The name of the corporation shall be: GENERAL HEALTH CORPORATION
ARTICLE II

PURPOSE:	The purpose for which this corporation is organized is the transaction of any or all lawful business for which corporations may be incorporated under the laws of the state of Arizona, as they may be amended from time to time.
ARTICLE III

INITIAL BUSINESS:	The corporation initially intends to contract for services with local, state and federal government and social service agencies that serve children and families of Arizona. To do this the corporation may rent, lease and/or buy real property, improvements, materials, equipment or other items necessary for the legal and proper conduct of its functions. As this incorporation is initiated, the corporation is investigating opportunities to provide residential living and development services for Arizona youth.
ARTICLE IV

AUTHORIZED CAPITAL:	The corporation shall have the authority to issue three million (3,000,000) shares of common stock of the the par value of one dollar ($1.00) per share.
ARTICLE V

STATUTORY AGENT:	The name and address of the initial statutory agent of the corporation is:

Mr. David Treat
2211 N. 7th St.
Phoenix, Arizona 85006
ARTICLE VI

BOARD OF DIRECTORS:	The five (5) incorporators and directors are one and the same. They shall have ownership rights, responsibilities and voting privileges based upon the following percentages:

1.	Mr. Dennis R. Pickering (60%)	2.	Dr. Robert L. Pickering (15%)
	316 E. Bethany Home Rd.		5726 N. Central
	Phoenix, Arizona 85012		Phoenix, Arizona 85012

3.	Mr. Robert L. Pickering, II (10%)	4.	Mr. Timothy J. Pickering (10%)
	5501 N. Central		313 E. Rovey
	Phoenix, Arizona 85012		Phoenix, Arizona 85012

5.	Mr. Bretten D. Pickering (5%)
1201 E. Drachman #169
Tucson, Arizona 85719
Other members may be added as the Board of Directors qualify and the shareholders may elect.
Dated this 16th day of May, 1985.